February 29, 2008

Ms. Kathleen Collins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	DynCorp International, Inc. Form 10-K for Fiscal Year Ended March 30, 2007 File No. 001-32869 Filed June 18, 2007

Dear Ms. Collins:

Thank you for your letter dated January 31, 2008 to Mr. Herbert J. Lanese related to the SEC’s comments on DynCorp International Inc.’s Form 10-K for the fiscal year ended March 30, 2007. I am responding to your letter as DynCorp International Inc.’s Vice President - Controller. DynCorp International Inc. appreciates the need for full and fair disclosure to investors and welcomes suggestions for enhancing the overall disclosures contained in its periodic filings with the SEC.

Attached are DynCorp International Inc.’s responses to each of your specific comments. For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Thank you for your consideration of our responses and observations to your comments. We hope our responses are complete and answer your questions.

Pursuant to your request, DynCorp International Inc. hereby acknowledges that:

–	it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

–	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and

–	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, need any additional information or wish to discuss this letter in greater detail, please contact me at (817) 224-1610.

Sincerely,

/s/ BRADLEY G. GRAHAM
Bradley G. Graham
Vice President-Controller

DynCorp International Inc. Responses

Form 10-K for Fiscal Year Ended March 30, 2007

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer of Purchases of Equity Securities, page 22

Stock Performance Graph, page 23

Comment 1
It appears that your stock performance graph does not provide the information required by Item 201(e) of Regulation S-K. We are unclear why you have not included this disclosure. Please advise.

Response
The Company believes it met the requirement of Item 201(e)(1)(i) of Regulation S-K by using the Russell 1000 Index. As of the filing date, the Company believed the Russell 1000 Index line also met the requirements of Item 201(e)(1)(ii)(C) of Regulation S-K. However, the required statement of the reasons for using this selection was omitted. Upon further review of the requirements of Item 201(e)(1)(ii)(C) of Regulation S-K, the Company now believes the Russell 1000 Index did not meet the requirement.

In future filings, the Stock Performance Graph will include three lines:

1.	Cumulative total shareholder return of the Company’s common stock (since the initial public offering on May 4, 2006) (Regulation S-K, Item 201(e)(1)),

2.	The comparable cumulative total return of a broad equity index (Russell 1000 Index) (Regulation S-K, Item 201(e)(1)(i)), and

3.	The comparable cumulative total return of peer issuers selected in good faith or the comparable cumulative total return of issuers with similar market capitalization including the basis for the selection (Regulation S-K, Item 201(e)(1)(ii)(B)).

Item 6. Selected Financial Data, page 24

Comment 2
We note your use of the non-GAAP measure, EBITDA as a performance measure on page 25 of the filing. Considering your present EBITDA as a performance measure, tell us how you considered the disclosure requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). Specifically, tell us how you considered the following:

–	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

–	the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure;

–	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

–	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Response
The Company’s management uses the non-GAAP measure of EBITDA internally to measure profitability on a consolidated basis and to set performance targets for management. It also has been used regularly as one of the means of publicly providing guidance on future results.

The non-GAAP measure of EBITDA does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of the Company’s cost structure resulting from debt incurred to finance operations. EBITDA also excludes depreciation and amortization expenses. Because these are material and recurring items, any measure that excludes them has a material limitation. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies.

EBITDA as a financial measure has inherent limitations that are not required to be uniformly applied and are not audited. To mitigate these limitations, the Company has policies and procedures in place to identify expenses that qualify as interest, taxes, depreciation and amortization to approve and segregate these expenses from other expenses to ensure that the Company’s EBITDA is consistently reflected from period to period.

The Company’s management believes that EBITDA is an important supplemental measure for investors in evaluating operating performance in that it provides insight into the Company’s operational profitability and is consistent with one of the measures used by the Company to evaluate management’s performance for incentive compensation.

The Company notes that in accordance with Regulation S-K Item 10(e)(1)(i)(A)(B)(C) and (D), disclosures in its previous filings (i) presented the related GAAP financial measures with greater prominence than the non-GAAP measures, (ii) included a reconciliation from GAAP to non-GAAP information, and (iii) a statement disclosing the reasons Company’s management believed the non-GAAP measure provided useful information regarding the Company’s financial condition and results of operations. In order to also satisfy the requirements of Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ), in future filings that contain the non-GAAP measure of EBITDA, the Company proposes to include expanded disclosure accompanying the non-GAAP information containing the following:

The Company defines EBITDA as GAAP net income before depreciation and amortization, interest expense, and income taxes. The Company’s management uses EBITDA as a supplemental measure in the evaluation of the Company’s business and believes that EBITDA provides a meaningful measure of its operational performance on a consolidated basis because it eliminates the effects of period to period changes in taxes, costs associated with capital investments and interest expense and is consistent with one of the measures used by the Company to evaluate management’s performance for incentive compensation.

EBITDA is not a financial measure calculated in accordance with GAAP. Accordingly, it should not be considered in isolation or as a substitute for net income or other financial measures prepared in accordance with GAAP. When evaluating EBITDA, investors should consider, among other factors, (i) increasing or decreasing trends in EBITDA, (ii) whether EBITDA has remained at positive levels historically, and (iii) how EBITDA compares to the Company’s debt outstanding.

The non-GAAP measure of EBITDA does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of the Company’s cost structure resulting from debt incurred to expand operations. EBITDA also excludes depreciation and amortization expenses. Because these are material and recurring items, any measure that excludes them has a material limitation. To mitigate these limitations, the Company has policies and procedures in place to identify expenses that qualify as interest, taxes, depreciation and amortization to approve and segregate these expenses from other expenses to ensure that the Company’s EBITDA is consistently reflected from period to period.

EBITDA excludes some items that affect net income and may vary among companies. EBITDA presented by the Company may not be comparable to similarly titled measures of other companies. EBITDA does not give effect to the cash the Company must use to service its debt or pay income taxes and thus does not reflect the funds generated from operations or actually available for capital investments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Off-Balance Sheet Arrangements, page 45

Comment 3
It appears that you have not provided the information required by Item 303(a)(4) of Regulation S-K. We are unclear why you have not included this disclosure. Please advise.

Response
As disclosed, the Company’s off-balance arrangements relate to letters of credit and operating lease obligations. The Company’s letters of credit and lease obligations are described in notes 8 and 9, respectively, in the notes to the consolidated financial statements. In addition, the future operating lease expense is reflected in the Contractual Obligation table on page 44.

The Company’s future off-balance sheet disclosures will cross-reference to specific information in the relevant footnotes that include discussion of the Company’s operating lease obligations and letters of credit.

Item 8. Financial Statements and Supplementary Data, page 52

Consolidated Statements of Operations, page 54

Comment 4
We note that the Company enters into arrangements accounted for under SOP 97-2 (for software and software related deliverables), SOP 81-1 (for construction contracts), and SAB 104 and “other transaction-specific accounting literature” (for non-federal government services, equipment and materials). We further note that the Company aggregates revenue (and the related cost of sales) for systems and services in one caption on the face of the Consolidated Statements of Operations. If material, for multiple-element arrangements for which you are able to reasonably establish VSOE, tell us how you considered presenting separate line items for systems and services revenues and the related cost of sales pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Response
Software related contracts and non-federal government services, equipment and material contracts, in the aggregate, accounted for less than 3% of total revenues for the periods presented.  Arrangements accounted for under the guidance of SOP 81-1 or AICPA Accounting and Auditing Guide, Federal Government Contractors did not result in material equipment or material profit centers.

Under Rule 5-03(b) of Regulation S-X, each type of revenue which is not more than 10 percent of total revenue may be combined.  Systems, equipment or materials were not generally separable from services and, where separable, in the aggregate, did not exceed the 10 percent threshold which would have required separate line item presentation. As such, the Company respectfully submits that presenting separate line items for systems and service revenues and the related cost of sales under rule 5-03(b)(1) and (2) of Regulation S-X is not required.

Note 1. Summary of Significant Accounting Policies, page 58

Revenue Recognition and Cost Estimation on Long-Term Contracts, page 59

Comment 5
We note that 97% of the Company’s revenues are derived from government agencies (both internationally and in the United States). Tell us how you considered paragraphs 32-33 of SOP 97-2 in accounting for any fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

Response
For the fiscal years presented, the Company had no software arrangements that contained fiscal funding clauses, and non-software governmental arrangements containing specific fiscal funding clauses were not material.

Comment 6
We note that you support customer systems from development through operational support. You indicate in your revenue recognition policy description that you evaluate contracts for multiple deliverables. Tell us how you separate and allocate the arrangement fee to each deliverable. Specifically, describe each type of deliverable included in your multiple element arrangements, tell us how revenue is allocated to each element, and tell us how revenue is recognized for each element. Also indicate whether any amounts are contingent on the delivery of additional items or meeting other specified performance conditions such as operational support. Tell us whether you consider your government contracts to be multiple-element arrangements. If not, please explain further why you believe such arrangements are not subject to the separation criteria of EITF 00-21. Your response should address how you considered the guidance in EITF 00-21, SOP 97-2, and SOP 81-1.

Response
The Company’s customers include the U.S. Department of Defense, the U.S. Department of State, allied foreign governments, commercial customers and certain other U.S. federal, state and local government agencies. Revenue from the U.S. government accounted for approximately 97%, 97%, and 98% of total revenues in fiscal 2007, 2006, and 2005, respectively.  The Company’s specific global expertise is in law enforcement training and support, security services, base operations, and aviation services and operations.  Typical services provided to the Company’s customers include (i) international policing and police training, (ii) peace-keeping support and humanitarian relief, (iii) drug eradication and host nation pilot and crew training, (iv) aircraft fleet maintenance and (v) ground equipment support and overhaul.

The Company is predominantly a services provider and only includes products or systems when necessary for the execution of the arrangement. Each arrangement is unique and evaluated on a contract by contract basis. The Company applies the appropriate guidance consistently to similar contracts.

The evaluation of the separation and allocation of an arrangement fee to each deliverable within a multiple-deliverable arrangement is dependent upon the guidance applicable to the specific arrangement. Paragraph four of EITF 00-21 indicates that the guidance contained in “higher-level authoritative literature” should be used when applicable and in lieu of the guidance in the EITF. A description of the Company’s determination of the applicable literature to its contracts and the separation and allocation provisions of such literature is described as follows.

SOP 97-2
For the fiscal years presented, arrangements accounted for under the guidance of SOP 97-2 were less than one percent of total revenue. However, it is the Company’s policy to review any arrangement containing software or software components against the criteria contained in SOP 97-2 and related technical practice aids.

SOP 81-1,
For all construction contracts and software deliverables that require significant production, modification or customization, the Company applies the combination and segmentation guidance in SOP 81-1 in analyzing the deliverables contained in the contract to determine appropriate profit centers. Revenue is recognized by profit center using the percentage-of-completion method.

AICPA Accounting and Auditing Guide, Federal Government Contractors
For all non-construction and non-software United States federal government contracts, The Company applies the guidance in the AICPA Accounting and Auditing Guide, Federal Government Contractors (“AAG-FGC”). The use of the AAG-FGC by United States federal government contractors is described in the Notice to the Reader, the preface and, specific to revenue recognition, paragraphs 3.01 of the AAG-FGC and is further described in paragraphs 18-20 of SOP 81-1.

The Company’s use of the AAG-FGC was described in the its letter dated September 27, 2005 to the SEC, in response to the SEC’s comment number 78 in its letter dated September 8, 2005 related to the registration statement on Form S-4 of its operating company, DynCorp International LLC. The Company also notes that the FASB’s Accounting Standards Codification project currently contains guidance consistent with the AAG-FGC. The revenue recognition guidance provided by the AAG-FGC is consistent with ARB 43 for cost-type contracts and SOP 81-1 (included as an appendix to the AAG-FGC) for other contract types. The guidance in the AAG-FGC is applied as industry specific GAAP. The Company applies the combination and segmentation guidance in the AAG-FGC in analyzing the deliverables contained in the applicable contract to determine appropriate profit centers. Revenue is recognized by profit center using the percentage-of-completion method.

Award fees are the only common type of contingent amounts in the Company’s United States federal government contracts and are recognized based on the guidance in the AAG-FGC. Award fees are deferred until a historical basis has been established for their receipt or the award criteria have been met including the completion of the award fee period at which time the award amount is included in the percentage-of-completion estimation.

EITF 00-21
For all remaining arrangements, although immaterial (i.e. less than 2% of total revenue) for the periods presented, the guidance of EITF 00-21 is followed. The Company evaluates all deliverables in an arrangement to determine whether they represent separate units of accounting per the provisions of paragraph nine of EITF 00-21, and arrangement consideration is allocated among the separate units of accounting based on their relative fair values. Fair values are established by evaluating VSOE or third-party evidence if available. Due to the customized nature of the Company’s arrangements, VSOE and third-party evidence is generally not available resulting in applicable arrangements being accounted for as one unit of accounting.

Comment 7
Clarify your statement on page 46, which states “if it can be shown objectively that the acceptance criteria have been satisfied for separable units of accounting or profit centers, as applicable within an arrangement, revenue is recognized before formal acceptance” and tell us the specific contract types for which you apply this guidance.

Response
Specific acceptance or performance criteria can exist in any contract type and may or may not contractually define a method or requirement for explicit communication from the customer regarding the achievement of the contractual criteria. For the fiscal years presented, there were no material amounts recorded pursuant to this policy, and the Company does not anticipate material amounts recorded pursuant to this policy in the foreseeable future. The Company will remove this disclosure from future filings. However, it is the Company’s policy that where specific contractual acceptance or performance criteria exist that can be objectively measured and validated, revenue is recognized before formal communication is received from the customer.

Note 3. Earnings Per Share, page 65

Comment 8
We note the Company had 190,550 shares of Series A preferred stock outstanding at March 31, 2006. Tell us how you considered SFAS 128 and EITF 03-6 in determining what impact, if any, the Company’s preferred stock had on your earnings per share calculations for fiscal 2006. In this regard, please provide us with your analysis of whether this preferred stock is a participating security under EITF 03-6. Also, tell us what consideration you have given to including a discussion of such issuances on your income per share calculations.

Response
The Series A preferred stock accumulated dividends at the rate of 13.0% per annum. The terms of the Series A preferred stock did not include participation in dividends with the Company’s common stock or conversion to common stock. Accordingly, the Series A preferred stock were not participating securities as defined by SFAS 128 and EITF 03-06 is not applicable. Therefore, the Series A preferred stock did not impact the Company’s earnings per share calculation while they were outstanding. Based on the preceding conclusion, the Company did not believe a discussion of the Series A preferred stock was necessary with regard to the Company’s income per share calculations.

Note 8. Long-Term Debt

9.5% Senior Subordinated Notes, page 72

Comment 9
We note that the 9.5% Senior Subordinated Notes due 2013 include certain redemption rights (i.e. redeemable prior to February 15, 2009, redeemable after February 15, 2009, redeemable, in part, before February 15, 2008) and repurchase options (in the event of certain asset sales or change-of-control events). Tell us how you evaluated whether these redemption rights and repurchase options were embedded derivatives that should be separated from the debt host and accounted for at fair value under SFAS 133. In your response, please clarify the terms of the “make whole premium” and the predefined redemption and repurchase prices and include your analysis of these features pursuant to DIG Issue B16 and paragraph 61(d) of SFAS 133.

Response
The 9.5% Senior Subordinated Notes (the “Notes”) include redemption rights (including the make-whole premium), at the option of the Company, and a repurchase feature, at the option of the holders of the Notes, that represent embedded derivatives that must be evaluated under the provisions of SFAS 133 for separation from the host contract. SFAS 133, paragraph 12, states that an embedded derivative instrument should be separated from the host contract and accounted for as a derivative instrument pursuant to SFAS 133, if, and only if, all of three criteria are met, as described in paragraphs 12a -12c of SFAS 133. The first of these criteria is that the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Therefore, the call and put options would not be separated (assessed separately), if each embedded derivative is clearly and closely related to the host contract as described in paragraph 61(d) of SFAS 133, as interpreted by DIG Issue B16, provided that each embedded derivative is also considered to be clearly and closely related to the debt host contract under paragraph 13 of SFAS 133. DIG Issue B16 provides a four-step decision sequence for evaluating whether calls and puts that can accelerate the settlement of the debt instrument are clearly and closely related to the debt host contract.

This decision sequence and the Company’s conclusions are presented in the following tables for each of the five embedded derivatives included in the host contract (i.e. the Notes):

Call Options

13(a) – Can the
hybrid instrument
				contractually be		Does the
				settled in such a		embedded
	Indexed	Substantial		way that the holder	Is	derivative	Is the embedded
	Payoff?	Discount or	Contingently	would not recover	paragraph	meet both	derivative clearly
	(Steps 1	Premium?	Exercisable?	substantially all of	13(b)	13(b)	and closely
Description	and 2)	(Step 3)	(Step 4)	its investment?	applicable?	conditions?	related?
Call Option 1 - Prior to February 15, 2009, the Company may redeem the senior subordinated notes, in whole or in part, at a price equal to 100% of the principal amount of the senior subordinated notes plus a defined make-whole premium, plus accrued interest to the redemption date.
	No	No – issued at par	N/A	No, the Notes are redeemed at par plus a premium	No, the option can only be exercised by the issuer	N/A	Yes
Call Option 2 - After February 15, 2009, the Company can redeem the senior subordinated notes, in whole or in part, at defined redemption prices, plus accrued interest to the redemption date.	No	No – issued at par	N/A	No, the Notes are redeemed at par plus a premium	No, the option can only be exercised by the issuer	N/A	Yes
Call Option 3 — The Company could redeem up to 35% of the original aggregate principal amount of the senior subordinated notes at any time before February 15, 2008, with the net cash proceeds of certain equity offerings at a price equal to 109.5% of the principal amount of the senior subordinated notes, plus accrued interest to the redemption date.
	No	No – issued at par	N/A	No, the Notes are redeemed at par plus a premium	No, the option can only be exercised by the issuer	N/A	Yes

Call Option 1

Prior to February 15, 2009, the Company may redeem the senior subordinated notes, in whole or in part, at a price equal to 100% of the principal amount of the senior subordinated notes plus a make-whole premium which is the greater of (a) one percent of the principal amount at redemption or (b) the present value, computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points, of (i) the redemption price of the principal amount at February 15, 2009 (104.75%) plus (ii) all required interest payments due on the principal amount through February 15, 2009 less the principal amount at redemption.

Call Option 1 has indexed redemption rates, as described above, which were contractually set based on the nature of the option, an estimated yield curve and the Company’s credit risk resulting in a “No” conclusion for DIG Issue B16 step 2.

The Notes were issued at par resulting in a “No” conclusion for DIG Issue B16 step 3; therefore, DIG Issue B16 step 4 is not applicable. DIG Issue B16 also requires consideration of SFAS 133 paragraph 13(a) and (b). There is no redemption scenario in which the Notes would be settled for less than the principal amount of the Notes at the date of redemption, and paragraph 13(b) of SFAS 133 is not applicable because the redemption rights are only at the option of the Company. Based on these facts, Call Option 1 is clearly and closely related to the host contract; therefore, it should not be separated from the host contract (i.e. the Notes).

Call Option 2

On or after February 15, 2009, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of the principal amount) set forth below plus accrued and unpaid interest to the redemption date.

Year	Percentage
2009	104.750%
2010	102.375%
2011 and thereafter	100.000%

Call Option 2 has indexed redemption rates, as described above, which were contractually set based on the nature of the option, an estimated yield curve and the Company’s credit risk resulting in a “No” conclusion for DIG Issue B16 step 2. The Notes were issued at par resulting in a “No” conclusion for DIG Issue B16 step 3; therefore, DIG Issue B16 step 4 is not applicable. DIG Issue B16 also requires consideration of SFAS 133 paragraph 13(a) and (b). There is no redemption scenario in which the Notes would be settled for less than the principal amount of the Notes at the date of redemption, and paragraph 13(b) of SFAS 133 is not applicable because the redemption rights are only at the option of the Company. Based on these facts, Call Option 2 is clearly and closely related to the host contract; therefore, it should not be separated from the host contract (i.e. the Notes).

Call Option 3

The Company could redeem up to 35% of the original aggregate principal amount of the senior subordinated notes at any time before February 15, 2008 with the net cash proceeds of certain equity offerings at a price equal to 109.5% of the principal amount of the senior subordinated notes, plus accrued interest to the redemption date.

Call Option 3 has an indexed redemption rate, as described above, which was contractually set based on the nature of the option, an estimated yield curve and the Company’s credit risk resulting in a “No” conclusion for DIG Issue B16 step 2. The Notes were issued at par resulting in a “No” conclusion for DIG Issue B16 step 3; therefore, DIG Issue B16 step 4 is not applicable. DIG Issue B16 also requires consideration of SFAS 133 paragraph 13(a) and (b). There is no redemption scenario in which the Notes would be settled for less than the principal amount of the Notes at the date of redemption, and paragraph 13(b) of SFAS 133 is not applicable because the redemption rights are only at the option of the Company. Based on these facts, Call Option 3 is clearly and closely related to the host contract; therefore, it should not be separated form the host contract (i.e. the Notes).

Put Options:

13(a) – Can the
hybrid instrument
				contractually be		Does the
				settled in such a		embedded
	Indexed	Substantial		way that the holder	Is	derivative	Is the embedded
	Payoff?	Discount or	Contingently	would not recover	paragraph	meet both	derivative clearly
	(Steps 1	Premium?	Exercisable?	substantially all of	13(b)	13(b)	and closely
Description	and 2)	(Step 3)	(Step 4)	its investment?	applicable?	conditions?	related?
Put Option 1 — The holders of the senior subordinated notes may require the Company to repurchase the senior subordinated notes at defined prices in the event of certain asset sales.	No	No – issued at par	N/A	No, the Notes are redeemed at par plus a premium	Yes	No	Yes
Put Option 2 — The holders of the senior subordinated notes may require the Company to repurchase the senior subordinated notes at defined prices in the event of certain change-of-control events.	No	No – issued at par	N/A	No, the Notes are redeemed at par plus a premium	Yes	No	Yes

Put Option 1

Upon the occurrence of an asset sale that results in excess proceeds of greater than or equal to $5 million, reduced by allowed reinvestment alternatives, as defined in the indenture, the Company is required to make an offer to each holder to repurchase all or any part of that holder’s Notes at a purchase price in cash equal to 100% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest to the redemption date.

Put Option 1 has an offer rate equal to 100% of the principal amount at the date of option exercise, as described above, resulting in a “No” conclusion for DIG Issue B16 steps 1 and 2. The Notes were issued at par resulting in a “No” conclusion for DIG Issue B16 step 3; therefore, DIG Issue B16 step 4 is not applicable. DIG Issue B16 also requires consideration of SFAS 133 paragraph 13(a) and (b). There is no redemption scenario in which the Notes would be settled for less than the principal amount of the Notes at the date of redemption. Paragraph 13(b) of SFAS 133 is applicable because the repurchase right is at the option of the holder. Given that the repurchase price for Put Option 1 is at 100%, there is no possibility that the investor’s initial rate of return would double as a result of the exercise of this option. Based on these facts, Put Option 1 is clearly and closely related to the host contract; therefore, it should not be separated form the host contract (i.e. the Notes).

Put Option 2

Upon occurrence of a change of control, the Company is required to make an offer to each holder to repurchase all or any part of that holder’s Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest to the redemption date.

Put Option 2 has an indexed offer rate, as described above, which was contractually set based on the nature of the option, an estimated yield curve and the Company’s credit risk resulting in a “No” conclusion for DIG Issue B16 step 2. The Notes were issued at par resulting in a “No” conclusion for DIG Issue B16 step 3; therefore, DIG Issue B16 step 4 is not applicable. DIG Issue B16 also requires consideration of SFAS 133 paragraph 13(a) and (b). There is no redemption scenario in which the Notes would be settled for less than the principal amount of the Notes at the date of redemption. Paragraph 13(b) of SFAS 133 is applicable because the repurchase right is at the option of the holder. The put option would more than double the investor’s initial rate of return only if exercised within 37 days of February 12, 2005 (the “Demarcation Date”). As of February 12, 2005, there was no known interest in acquiring the Company. However, even if a change of control event occurred on February 12, 2005, the terms of Put Option 2 require the repurchase to occur 60 days after the holder is notified (which is, at the Company’s option, up to 30 days from the change of control event) resulting in a repurchase date beyond the Demarcation Date. The Company believed there was a less than remote probability that a change in control event would occur within the period from February 12, 2005 to the Demarcation Date. Based on these facts, Put Option 2 is clearly and closely related to the host contract; therefore, it should not be separated from the host contract (i.e. the Notes).

Item 9A. Controls and Procedures, page 89

Comment 10
We note your disclosure that the Company’s CEO and CFO concluded the Company’s disclosure controls and procedures were: “(1) designed to ensure the material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Revise in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure the material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was prepared. See Exchange Act Rule 13a-15(e).

Response
Please note that Item 4, Controls and Procedures in the Company’s Form 10-Qs filed for the fiscal quarters ended June 29, 2007 and September 28, 2007, disclosed the following:

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act are: (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In addition, the Company intends to further expand its disclosure in Item 9A of the fiscal year 2008 Form 10-K by revising the Company’s disclosure as follows:

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, the disclosure controls and procedures ensure that information required to be disclosed is accumulated and communicated to management, including the chief executive officer (“CEO”) and chief financial officer (“CFO”), allowing timely decisions regarding required disclosure. As of the end of the period covered by this report, based on an evaluation carried out under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934), the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective.

Please note, the Company also made this change in Item 4 of its recently filed Form 10-Q for the fiscal quarter ended December 28, 2007.

Definitive Proxy Statement Filed June 22, 2007

General

Comment 11
As you may be aware, the Division has recently released Staff observations relating to a focused review of executive compensation disclosure. This guidance, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be helpful as you review the comments set forth below and should be given appropriate consideration when drafting future versions of your executive compensation and other related disclosure.

Response
The Company will give appropriate consideration to the Staff’s guidance when drafting future versions of its executive compensation and related disclosure.

Compensation Discussion and Analysis, page 13

Comment 12
Please describe in greater detail the nature and scope of your compensation consultant’s assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of his duties under the engagement. See item 407(e)(3)(iii) of Regulation S-K. In addition, please expand your Compensation Discussion and Analysis to indicate how the Committee utilized the compensation consultant in determining compensation policies or in establishing specific forms and amounts of compensation for your named executive officers.

Response
The Company retained the professional services of compensation consultants who were assigned responsibility for conducting a competitive review of the Company’s executive compensation program. Data to determine the competitive positioning of the Company’s senior executives was sourced from the proxy statements of a custom peer group. The peer group was developed by the compensation consultants with input from Company management, with ultimate approval received from the Compensation Committee. The public comparator companies utilized in the peer group selection were of similar size and engaged in similar lines of business. In order to assemble a sufficient number of comparators, companies from similar, though not exact, industries were included. The assignment of the compensation consultants included an analysis of base salary, total cash (base pay plus annual incentives), and total remuneration (salary, annual incentives, and long term incentives), with a summary of observations reported to the Compensation Committee.

When deliberating on executive compensation levels, the Compensation Committee gave consideration to the competitive market data obtained from the compensation consultants, the performance and tenure of the individual executive and the relative importance of the executive’s role within the Company.

Future executive compensation disclosures will include a clearer description of the nature and scope of compensation consultant assignments, a list of the companies included in the peer group selected by the compensation consultants and a description of how the Compensation Committee utilized the compensation consultant’s report in determining compensation policies and amounts of compensation for the named executive officers.

Comment 13
Although you provide a general discussion of your policies relating to your bonus and equity-based components of your compensation program, please include a more focused discussion that not only sets forth the actual amounts awarded under these elements but also provides substantive analysis and insight into how the Committee determined the actual award amounts. Discuss and analyze how the Compensation Committee determined the actual size of the bonus payments and the number of Class B membership interests in DIV Holdings, LLC. Also consider providing a clear description of the compensation objectives that you wish to achieve through the awarding of equity interests in DIV Holdings.

Response

Equity-based Compensation

The Company’s equity-based, 2007 Omnibus Incentive Plan (“OIP”) for officers and employees was not approved by the stockholders until the 2007 Annual Meeting which occurred on August 8, 2007; therefore, no equity grants had been made under the OIP to the named executive officers as of the date of the proxy filing.

The named executive officers were granted the Class B membership interests (“Class B Interests”) in DIV Holdings, LLC (“DIV”) by the manager of DIV, now the Company’s majority stockholder. Mr. Lanese’s Class B Interests, granted by the manager of DIV, were limited to the unvested portion of the Company’s former CEO’s Class B Interests at the date of his termination, of which the common stock equivalent of the unvested portion was 392,960 shares. The Class B Interests awarded to the named executive officers by the manager of DIV during fiscal 2007, including Mr. Lanese, were intended to provide a long-term incentive for the performance of their duties as senior management of the Company. The Class B Interests have no dilutive effect to the Company’s common stock. In addition, payments made upon vesting and liquidation will be funded by DIV and will not affect the Company’s available working capital. Because these Class B Interests are accounted for as compensation in the Company’s consolidated financial statements, they will be considered by the Company’s Compensation Committee when considering grants of equity-based awards under the OIP.

In future filings, the Company will expand the discussion and analysis of equity-based awards to state more clearly the relative importance of the factors considered in setting the equity-based award levels of the named executive officers for the reporting year.  The Company will also discuss and analyze in greater detail why the equity-based awards were allocated as they were between the named executive officers. The Company believes that such additional discussion will make clear to readers the desired objectives the Company wishes to achieve through awarding equity-based awards.

Incentive Bonus Compensation

Target bonus amounts were established as a percentage of base compensation based on an employee’s title (e.g. Manager, Director, Vice President, Senior Vice President, etc.) and the relative importance of the role of the position within the Company. The target bonus percentage for the CEO was approved by the Company’s Compensation Committee. The target bonus percentage for all other employees was approved by the CEO and the Company’s Compensation Committee.

On page 25 of the Company’s 2007 proxy statement, the Company identifies each named executive officer’s cash incentive target under the Executive Incentive Plan. Also, in the Summary Compensation Table, the Company discloses the cash incentive compensation actually realized by the named executive officers, based on the Company’s fiscal year 2007 performance.

Actual amounts paid are based on the achievement of certain performance criteria as described in the Incentive Bonus Compensation section of the Company’s Compensation Discussion and Analysis contained on pages 15 and 16 of the Company’s Proxy Statement filed on June 22, 2007 and repeated below in the Company’s responses to comment 16.

 In future filings, the Company will expand its disclosure to include the information discussed above.

Comment 14
Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.

Response
The Company retained the services of professional compensation consultants who were assigned responsibility for conducting a competitive review of the Company’s executive compensation program. This competitive review was performed wherein the existing executive compensation program was reviewed relative to market practices. Findings were subsequently reported in the form of a survey analysis which summarized competitive total compensation which was comprised based on the following sub-elements: base annual salary, target annual incentive, target total cash compensation (the sum of base salary and target annual incentive), grant date present value of long term incentives, and total direct compensation (sum of total cash compensation plus the grant date present value of long term incentives).

The Company’s compensation philosophy is to provide pay opportunities that are slightly above the median results of the market analysis and a compensation program which provides the Company with the ability to attract and retain a quality executive team focused on maximizing shareholder value. In determining the adequacy of the executive compensation package, consideration is given to total cash compensation and total direct compensation with the total aggregate compensation compared to the median results of the market analysis. When deliberating executive compensation levels, the Compensation Committee gave consideration to both the total cash compensation and total direct compensation market analysis findings and further weighted the analysis by giving consideration to the performance and tenure of the individual executive and the relative importance of the executive’s role within the Company.

In its fiscal 2008 proxy statement, the Company will expand its discussion under “Executive Compensation Philosophy” to provide additional information as to how each element of the Company’s executive compensation programs, and the Compensation Committee’s decisions regarding these elements, fit into the executive compensation objectives and policies of the Compensation Committee. In addition, the Company will further discuss the extent to which the amounts paid or awarded under each compensation element affected the decisions made by the Compensation Committee regarding amounts paid or awarded under other compensation elements. The Company also will include additional disclosures in its fiscal 2008 proxy statement regarding how specific forms of compensation are structured to reflect individual and corporate performance and the basis for decisions to materially increase or decrease compensation of the named executive officers.

Comment 15
Please note that the Compensation Discussion and Analysis should capture material differences in compensation policies with respect to individual named executive officers in accordance with Section IIB.1. of Commission Release No. 33-8732A. Refer for example to the amounts you awarded to Mr. Lanese under the non-equity incentive plan as well as the DIV Holding, LLC Class B membership interest made to him on July 1, 2006 compensation. You should provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, discuss this on an individualized basis.

Response
The policies applicable to the compensation of the Company’s named executive officers do not differ. Although Mr. Lanese’s bonus for fiscal 2007 was a contractually stated amount, the implicit percentage was 125% of his base salary. Mr. Lanese’s fiscal 2008 bonus is based on 125% of his applicable base salary. The disparity in Mr. Lanese’s compensation as compared to that of the other named executive officers exists because of his years of experience, the scope of his duties, and the fact that in the general marketplace chief executive officers are compensated at a higher rate than are other named executive officers. Please refer to the Company’s response to comment 13 regarding the DIV Class B Interests granted to Mr. Lanese during fiscal 2007.

The Company confirms that in future filings it will provide additional discussion and analysis of the decisions with respect to compensation policies and decisions for the named executive officers. The Company believes that such additional discussion will make clear to readers that unless specifically noted, the same policies and decisions apply to all named executive officers, and that disparities in the Summary Compensation Table are a result of the individual officers’ positions, levels of responsibility, and long-term strategic significance rather than differences in policy or decisions.

Comment 16
Item 402(b)(2)(v)-(vii) of Regulation S-K requires appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please revise to provide appropriate quantitative disclosure in this regard. To the extent you believe that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Response
The Company respectfully submits that the section entitled “Incentive Bonus Compensation” (pages 15 and 16) of the Compensation Discussion and Analysis contained in the Company’s 2007 proxy statement included a discussion of the Executive Incentive Plan in which the Company’s named executive officers and other executives are eligible to participate. This discussion included a description of the financial and non-financial performance criteria that were approved by the Compensation Committee.

For the fiscal year ended March 30, 2007, the Company established Adjusted EBITDA as a key financial measure to assess its operating performance because it excludes items deemed by management to have no direct link to operational execution and is, therefore, the best measure for compensating management based on the operating performance of the Company. The Company also rewarded effective management of Days Sales Outstanding (“DSO”) as part of its bonus criteria because of its impact on cash flow.

The Company’s consolidated financial performance targets for the fiscal year ended March 30, 2007 were as follows:

Actual (as of and for the year ended
	Performance Targets for Fiscal 2007	March 30, 2007)
Adjusted EBITDA	$170.0 million	$173.5 million
DSO	77 days	75.14 days

As the Company has chosen to disclose, as confirmed in the following paragraph, target and actual levels of the performance criteria, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, a discussion of how difficult it was expected to be to achieve the target levels is not required.

The Company will revise future proxy statements to include quantitative disclosure of its performance targets. In addition, in future filings, the Company will discuss its historical achievement of these targets and its impact on bonuses paid and the committee’s consideration of this history in setting future performance targets.

Executive Compensation, page 22

Comment 17
It is not clear why you have not provided appropriate Item 402(d) disclosure for the awards made under the Executive Incentive Plan. Please advise.

Response
The Company interpreted Item 402(d) to apply to grants of equity-based awards under long-term incentive plans, and it did not have such a plan in effect during the fiscal year. Therefore, there is no disclosure for equity-based awards under the Executive Incentive Plan.

The Company’s equity-based OIP for officers and employees was not approved by the stockholders until the 2007 Annual Meeting which occurred on August 8, 2007; therefore, no equity grants were made to the named executive officers as of the date of the proxy filing.

Comment 18
Please note that your tabular presentations on pages 22-24 are not consistent with the format mandated by Item 402(d), (f) and (g) of Regulation S-K. Although the equity awards reported in these tables represent Class B membership interests in DIV Holding LLC, you should not provide tabular information that deviates from the format set forth in the rules. Refer specifically to column (c) of the Grants of Plan-Based Awards table, column (b) of the Outstanding Equity Awards at Fiscal Year-End, and column (b) of the Equity Awards Vested Table. We would not object to supplementation of the information set forth in these tables so long as you provide an accessible and easy-to-understand description of how investors should utilize the relevant information.

Response
The grants of Class B Interests in DIV were made by the manager of DIV. DIV was initially the Company’s sole stockholder and remains its majority stockholder. The Class B Interests were not granted by the Company or by its Compensation Committee. However, because the Class B Interests are accounted for as compensation in the Company’s consolidated financial statements, the Company believes it was prudent to report them to the stockholders as representing both compensation to the named executive officers and evidence of their common interests with other holders of the Company’s common stock. The Company used the form of the tables to present that information because the Company believed it would be the most easily understood by readers. In light of the staff’s comment, the Company will provide a clearer description of the impact of these equity-based grants in its next proxy statement, using both tabular disclosure in the format set forth in the rules and additional descriptive disclosures, as necessary.

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